Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) of our report dated March 15, 2018, relating to the consolidated financial statements of AutoWeb, Inc. which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Accounting Standards Update (“ASU”) 2015-17, Balance Sheet Classification of Deferred Taxes, and ASU 2016-09, Improvements to Employee Share-Based Payment Accounting) and the effectiveness of internal control over financial reporting of the Company (which report expresses an adverse opinion on the effectiveness of the internal control over financial reporting because of a material weakness in the design of the controls), appearing in the Annual Report (Form 10-K) for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ Moss Adams LLP

San Diego, California
August 2, 2018